TD Bank Group
66 Wellington Street West
Toronto ON M5K 1A2

January 6, 2012

VIA EMAIL AND EDGAR

Kevin W. Vaughn
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Vaughn:

Re:
Response of The Toronto-Dominion Bank (the “Bank” or “TD”) to the letter dated November 23, 2011 by the Securities and Exchange Commission (“SEC” or the “Staff”), relating to the Bank’s (File No. 1-14446):

•	Form 40-F for the Fiscal Year Ended October 31, 2010 filed December 2, 2010
•	Form 6-K’s filed May 26, 2011, July 5, 2011, and September 1, 2011

Thank you for the opportunity to provide you with the second part of TD’s response to your letter dated November 23, 2011 (the “Staff Letter”) regarding the above referenced filings. Our responses herein should be considered in conjunction with our response letter dated and submitted to the Staff on December 7, 2011. The purpose of this letter is to fulfill our commitment with regard to comments 1, 2 and 3 in the Staff Letter, as summarized in our December 7, 2011 letter and reproduced in bold below.

•
We will respond to these comments [1, 2 and 3] in a separate letter by January 6, 2012 and provide, where appropriate, the relevant disclosures pertaining to the fiscal year ended October 31, 2011 (the “Disclosure”);

Our responses to comments 1, 2, and 3 in the Staff Letter have been included in Appendix A of this letter.

A copy of this letter, including Appendix A, has been filed with the Staff via EDGAR.

TD-0001

Please contact me at (416) 308-8279 or Xihao Hu, Senior Vice President and Chief Accountant, at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston
Colleen Johnston
Group Head Finance and Chief Financial Officer

cc:  Norie Campbell (Executive Vice President and General Counsel)
cc:  Lindsay McCord (Securities and Exchange Commission)

TD-0002

Appendix A - TD’s responses to comments 1-3 in the Staff Letter

To assist your review, we have reproduced the text of the Staff's comments in bold below, and the numbered paragraphs of this Appendix correspond to the paragraphs in the Staff Letter. Please note that we have prepared the disclosures included in this Appendix using the fiscal 2011 results prepared in accordance with Canadian GAAP. These disclosures may look different in future filings as the Bank transitions to financial reporting under International Financial Reporting Standards (“IFRS”) beginning with our fiscal quarter ending January 31, 2012.

All references to currency are in Canadian dollars, unless otherwise noted.

Form 40-F filed December 2, 2010
Exhibit 3 - 2010 Annual Financial Statements
Note 3 Loans, Impaired Loans and Allowance for Credit Losses, page 15

1.
We note your disclosure on page 16 that loans are impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan and you no longer have reasonable assurance as to the timely collection of the full amount of the principal and interest. Also, you disclose on page 16 that in general when payment is contractually past due for 90 days you classify these loans as impaired. Please revise your policy disclosure in future filings to clarify the factors you consider in concluding that you no longer have reasonable assurance as to the timely collection of the loan.

We currently intend to provide, beginning with the Bank’s IFRS financial statements for the quarter ending January 31, 2012, the following proposed disclosures clarifying the factors we currently consider in concluding that we no longer have reasonable assurance as to the timely collection of the loan:

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES IMPAIRED LOANS

IV. LOANS

(1) LOAN IMPAIRMENT AND THE ALLOWANCE FOR CREDIT LOSSES, EXCLUDING ACQUIRED CREDIT-IMPAIRED LOANS

A loan is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (‘a loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Indicators of impairment could include, but are not limited to one or more of the following:
•	significant financial difficulty of the issuer or obligor;
•	a breach of contract, such as a default or delinquency in interest or principal payments;
•	increased probability that the borrower will enter bankruptcy or other financial reorganization;
•	the disappearance of an active market for that financial asset.

2.
We note your response to prior comment 23 of our letter dated July 13, 2011 and the disclosures referenced in your response. Please revise your disclosures in future filings either here or in your Canadian GAAP Financial Statement disclosures to address the following:

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•
As part of your “Allowance for Credit Losses” table on page 18 or in another table below it, please disclose the recorded investment in financing receivables at the end of each period by the following impairment methodology:

•	Amounts collectively evaluated for impairment (determined under Subtopic 450-20);
•	Amounts individually evaluated for impairment (determined under Section 310-10-35); and

We have prepared the following tabular disclosure to show the recorded investment in financing receivables as at October 31, 2011 under Canadian GAAP by impairment methodology pursuant to the equivalent of Subtopic 450-20 and Section 310-10-35 respectively. As discussed above, the format of and the amounts in these tabular disclosures may change as the Bank transitions to IFRS financial reporting in fiscal year 2012. For example, as a result of IFRS, certain loans previously having achieved derecognition under Canadian GAAP would be re-recognized on the Bank’s consolidated balance sheet.

As at October 31, 2011, the recorded investment amounts by loan category, and the related allowances by impairment methodology, were as follows:
 As at October 31, 2011
Loan Category (millions of Canadian dollars)	Gross impaired loans	Individually assessed allowance	Collectively assessed allowance
Residential mortgages	$509	$-	$60
Consumer instalment and other personal	398	-	480
Credit card	85	-	308
Business and government	1,204	186	891
Debt securities classified as loans	1,602	179	149
Total	$3,798	$365	$1,888

•	Amounts related to loans acquired with deteriorated credit quality (determined under Subtopic 310-30).

Starting with our fiscal 2011 Form 40-F filing, we have added a sub-section to Note 4 “Loans, Impaired Loans and Allowance for Credit Losses” in our consolidated financial statements to separately disclose the acquired credit-impaired (“ACI”) loan population subject to Subtopic 310-30. As a result, the recorded investment amounts as well as the related allowance for the ACI loans have been disclosed in the table “Acquired Credit-Impaired Loans” under this new sub-section; and these disclosures will be updated on a quarterly basis. The table has been reproduced below for your ease of reference.

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Acquired Credit-Impaired Loans
(millions of Canadian dollars)		As at
	Oct. 31, 2011	Oct. 31, 2010
FDIC-assisted acquisitions
Unpaid principal balance 1	$1,452	$1,835
Credit related fair value adjustments	(121)	(216)
Interest rate and other related premium / (discount)	16	(29)
Carrying value	1,347	1,590
Specific allowance 2	(30)	-
Carrying value net of specific allowance 3	1,317	1,590
South Financial
Unpaid principal balance 1	4,117	6,205
Credit related fair value adjustments	(425)	(707)
Interest rate and other related premium / (discount)	3	(48)
Carrying value	3,695	5,450
Specific allowance 2	(27)	-
Carrying value net of specific allowance 3	3,668	5,450
Chrysler Financial
Unpaid principal balance 1	540	-
Credit related fair value adjustments	(34)	-
Interest rate and other related premium / (discount)	12	-
Carrying value	518	-
Specific allowance 2	(3)	-
Carrying value net of specific allowance 3	$515	$-
1 Represents the contractual amount of principal owed.
2 Management concluded as part of the Bank’s quarterly assessment of the ACI loans that it was probable that higher than expected principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, a specific allowance has been recognized.
3 Carrying value does not include the effect of the FDIC loss sharing agreement.

•	Revise to disclose whether financing receivables on nonaccrual status are the same as impaired loans. Also, disclose whether any of your past due but not impaired loans are 90 days or more past due.

Under Canadian and U.S. GAAP, financing receivables on non-accrual status are the same as impaired loans for the Bank. For purposes of future filings under IFRS, please note that IAS 39 does not allow a loan to be put on non-accrual status after it has been determined to be impaired. After impairment, IAS 39 requires that interest income continue to be recognized. Therefore, under the existing IFRS, impaired loans are not the same as loans on non-accrual status.

As at October 31, 2011, loans totaling approximately $5 million were 90 days or more past due but not designated as impaired. Given the insignificance, they were not individually disclosed, but were included in our fiscal 2011 Form 40-F as part of Note 4 Loans, Impaired Loans, and Allowance for Credit Losses, under the “61-89 days” column in table Loans Past Due but not Impaired (Note that total amount under “61-89 days” column as at October 31, 2011 was $407 million). We respectfully advise that, so long as the dollar amount of all loans 90 days or more past due remains insignificant, it is not our current intention to revise our future filings to separately disclose such amount.

TD-0005

•
In your “Loans, Impaired Loans and Allowance for Credit Losses” table separately disclose by class of financing receivable the recorded investment and the unpaid principal balance of the impaired loans or state that these amounts are the same.

As at October 31, 2011, the recorded investments of our gross impaired loans and the unpaid principal balance for impaired loans at the end of the period were as follows:

As at October 31, 2011
Loan Category (millions of Canadian dollars)	Gross impaired loans	Unpaid principal balance
Residential mortgages	$509	$550
Consumer instalment and other personal	398	449
Credit card	85	85
Business and government	1,204	1,497
Debt securities classified as loans	1,602	1,999
Total	$3,798	$4,580

As discussed above, the ACI loans are separately disclosed starting with our fiscal 2011 Form-40F. We have provided a table Acquired Credit-Impaired Loans, in Note 4 Loans, Impaired Loans, and Allowance for Credit Losses, detailing the recorded investment of ACI loans and their unpaid principal balance.

•	Include as a footnote to the “Loans, Impaired Loans and Allowance for Credit Losses” table the total recorded investment in impaired loans for which there is no related allowance for credit losses.

Under Canadian GAAP, the majority of our impaired loans have a related specific allowance. However, under certain circumstances where it is determined that the Bank will not realize a loss, for example if the loan is insured by a Canadian government agency or the realization value of the collateral exceeds the loan amount, an allowance is not required. As at October 31, 2011, impaired loans totaling $250 million did not have a related allowance for credit losses. Beginning with the Bank’s IFRS financial statements for the quarter ending January 31, 2012, we will include a footnote which will read “As at xx, impaired loans with a balance of xx million did not have a related allowance for credit losses.”

•	Please separately disclose both the average gross impaired loans during the period and the impact on net interest income due to impaired loans by class of financing receivables.

As at October 31, 2011, our average gross impaired loans for the year and the impact on net interest income due to impairment by class of financing receivables were as follows:
As at October 31, 2011
		Impact on Net Interest Income
Loan Category (millions of Canadian dollars)	Average gross impaired loans	Reduction in net interest income due to impaired loans	Recoveries
Residential mortgages	$483	$20	$-
Consumer installment and other personal	364	20	(2)
Credit card	86	11	-
Business and government	1,264	47	(9)
Total		$98	$(11)

TD-0006

For purposes of future filings under IFRS, please note that IAS 39 does not allow a loan to be placed on non-accrual status even after it has been determined to be impaired. As a result, net interest income will continue to accrue under IFRS, thereby making the column “reduction and recoveries of net interest income” in the table above not pertinent. Therefore, we do not currently intend to provide this information in our future filings under IFRS.

Averaged gross impaired Debt securities classified as loans (“DSCL”) were $1,572 million for the year ended October 31, 2011 and have not been included in the above table as interest income continues to accrue on these securities even after they are impaired. Expected cash flows are periodically updated to capture any additional shortfalls in principal and interest collections for the DSCL. The allowance for DSCL is then updated to reflect such reductions in those expected cash flows. Hence, DSCL are not included in the above table.

3.
We note your response to prior comment seven of our letter dated July 13, 2011 and your definition of “no realistic prospect of further recovery”. Please revise your disclosure in future filings to identify the factors you consider in this determination for both retail and non-retail loans. Provide the typical time frames by which write-off occurs for each class of loans. Refer to ASC 310-10-50-11B(b).

We currently intend to revise our future filings, beginning with the Bank’s IFRS financial statements for the quarter ending January 31, 2012, to identify the factors we consider, including typical time frames if applicable, in determining when there is “no realistic prospect of further recovery (thus the loan is written off)” for both retail and non-retail loans. The proposed disclosure is set out below:

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES IMPAIRED LOANS

IV. LOANS

(1) LOAN IMPAIRMENT AND THE ALLOWANCE FOR CREDIT LOSSES, EXCLUDING ACQUIRED CREDIT-IMPAIRED LOANS

A loan is written off against the related allowance for credit losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collections efforts have been exhausted, such as when a loan is sold, when all security has been realized or when all security has been resolved with the receiver or bankruptcy court. Non-real estate secured retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized.

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